Exhibit 99.2

LETTER TO REGISTERED HOLDERS OF COMMON STOCK

FIRST BANCORP.

Up to 10,651,835 Shares of Common Stock Issuable Upon Exercise of
Transferable Subscription Rights

October   , 2011

Dear Stockholder:

This letter is being distributed by First BanCorp. (“us”, “we”, “our” or the “Corporation”) in connection with the offering (the “Rights Offering”) by the Corporation of shares of our common stock (“Common Stock”), which will be issued upon the exercise of transferable subscription rights (the “Subscription Rights”), which are evidenced by rights certificates and subscription forms (each, a “Subscription Form”) that are being distributed, at no cost, to all holders of record of Common Stock as of 5:00 p.m., New York City time, on September 6, 2011 (the “Record Date”). The Subscription Rights and the Rights Offering are described in the prospectus dated October   , 2010, which is enclosed with this letter (the “Prospectus”).

In the Rights Offering, we are offering up to an aggregate of 10,651,835 shares of Common Stock to be issued upon the exercise of the Subscription Rights, which is described further in the Prospectus. The Subscription Rights will expire, if not exercised earlier, at 5:00 p.m., New York City time, on          , 2011 (the “Expiration Date”), or upon an earlier date if the Corporation elects to cancel the Rights Offering.

As described in the Prospectus, you will receive, at no charge, one Subscription Right for each share of Common Stock you owned on the Record Date (“Basic Subscription Right”). Two Subscription Rights will allow you to subscribe to purchase one share of Common Stock at a subscription price of $3.50 per share. For example, if you owned 1,000 shares of Common Stock on the Record Date, you would receive 1,000 Subscription Rights and would have the right to purchase 500 shares of Common Stock for $3.50 per share.

You should be aware that there is an over-subscription privilege associated with the Rights Offering. If you timely and fully exercise your Basic Subscription Right with respect to all the Rights you hold and other holders of rights (“Rights Holders”) do not exercise their Basic Subscription Right in full, you may also subscribe for additional shares of Common Stock, subject to availability and allocation (“Over-subscription Privilege”), provided that the aggregate number of shares of Common Stock purchased in the Rights Offering may not exceed 10,651,835. If the number of shares issuable upon the exercises of the Over-subscription Privilege (the “over-subscription requests”) exceeds the number of shares available, we will allocate the available shares pro rata among the Rights Holders exercising the Over-subscription Privilege in proportion to the number of shares such a Rights Holder elected to purchase pursuant to the Over-subscription Privilege, relative to the aggregate number of shares requested in all of the over-subscription requests received from Rights Holders. If you properly exercise your Over-subscription Privilege for a number of shares that exceeds the number of shares allocated to you, any excess subscription payments received by the Subscription Agent (as defined below) will be returned to you as soon as practicable, without interest or penalty, following the expiration of the Rights Offering. We may reject any over-subscription request and we reserve discretion to reject an over-subscription to the extent the Rights Holder would own 5% or more of our Common Stock after the over-subscription is exercised. If you exercise your Over-subscription Privilege and your over-subscription is rejected, for any reason, the excess subscription payment will be returned to you, without interest or penalty, as soon as practicable.

You will be required to submit payment in full for all of the shares of Common Stock you wish to buy pursuant to the exercise of your Subscription Rights to The Bank of New York Mellon (the “Subscription Agent”), by no later than 5:00 p.m., New York City time, on the Expiration Date. Any excess subscription payments that you may pay to the Subscription Agent in the Rights Offering will be returned, without interest or penalty, to you by the Subscription Agent as soon as practicable following the completion of the Rights Offering.

Your Subscription Rights are evidenced by the Subscription Form. Your Subscription Rights are transferable, from the commencement of the Rights Offering until 4:00 p.m. Eastern time, on          , 2011, the last trading day before the Expiration Date. You may transfer all or a portion of your Subscription Rights by following the instructions on your Subscription Form.

Enclosed for your additional information are copies of the following documents:

•	Prospectus;

•  Subscription Form;

•	Instructions For Use of First BanCorp. Rights Certificate and Subscription Form (including an accompanying Notice of Guaranteed Delivery for Subscription Rights Issued by First BanCorp.); and

•  A return envelope addressed to BNY Mellon Shareowner Services.

The first three documents listed above provide additional information on the Rights Offering, the Corporation and the steps you must take if you wish to exercise all or some of your Subscription Rights. You should read all of these documents carefully in their entirety.

Your prompt action is requested. To exercise your Subscription Rights, you must deliver your properly completed and signed Subscription Form (or the Notice of Guaranteed Delivery if you are following the guaranteed delivery procedures), together with your payment in full of the total subscription amount that is required for all of the shares that you intend to purchase in the Rights Offering to the Subscription Agent as described further in the Prospectus. Your properly completed and signed Subscription Form or Notice of Guaranteed Delivery, in either case accompanied by full payment of your total subscription amount must be received by the Subscription Agent, and your payment must clear, by no later than 5:00 p.m., New York City time, on the Expiration Date. Once you have exercised your Subscription Rights, you may not cancel, revoke or otherwise amend the exercise of your Subscription Rights. Any Subscription Rights that are not exercised prior to 5:00 p.m., New York City time, on the Expiration Date will expire and you will have no further rights under them.

Additional copies of the enclosed materials may be obtained from the Subscription Agent. You may also contact BNY Mellon Shareowner Services if you have any questions on the Rights Offering or require any assistance in exercising your Subscription Rights, by telephone, if you are located within the U.S., Canada or Puerto Rico, at 1-866-415-9687 (toll free) or, if you are located outside the U.S., at 1-201-680-6579 (collect).

Very truly yours,

FIRST BANCORP.

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